Form 4 - Exhibit 99

Name of Reporting Person: Name of Issuer: Transaction Date:	James G. Aaron Central Jersey Bancorp (CJBK) March 7, 2006

Explanation of Responses and Additional Information

In addition to the shares of Common Stock of the Issuer reported on the Form 4 filed in connection herewith, the reporting person directly owns 22,932 shares held in an Individual Retirement Account with Bear Stearns for the benefit of Mr. Aaron and indirectly owns the following: (i) 15,840 shares registered in the name of Mr. Aaron as trustee for the Trust Under the Will of Leslie B. Aaron, Mr. Aaron’s father. Mr. Aaron disclaims any beneficial ownership to the shares held in the aforementioned trust; (ii) 38,004 shares registered in the name of the Aaron Family Limited Partnership, of which Mr. Aaron is a partner. Mr. Aaron disclaims beneficial ownership of these securities except to the extent of his partnership interest in the Aaron Family Limited Partnership; (iii) 6,636 shares registered in the name of the David Ritter Trust and 6,636 shares registered in the name of the Randy Ritter Trust, of which Mr. Aaron is a trustee. Mr. Aaron disclaims any beneficial ownership to the shares held in these trusts; (iv) 19,476 shares held in trusts for the benefit of Mr. Aaron’s family members of which Mr. Aaron’s spouse is trustee; (v) 2,904 shares registered in the name of Mr. Aaron’s spouse; and (vi) 8,340 shares held in an Individual Retirement Account with Bear Stearns for the benefit of Mr. Aaron’s spouse. Mr. Aaron disclaims beneficial ownership of the shares held in the trusts for the benefit of Mr. Aaron’s family members, the shares held by his spouse and the shares held for the benefit of his spouse.